AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 14 , 1997


                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                 ------------------------------------------

                              AMENDMENT NO. 2

                                     TO

                               SCHEDULE 14D-9

                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(d)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

                 ------------------------------------------

                           GIDDINGS & LEWIS, INC.
                         (Name of Subject Company)

                           GIDDINGS & LEWIS, INC.
                     (Name of Person Filing Statement)

                  Common Stock, Par Value $0.10 Per Share
         (including the associated preferred share purchase rights)
                       (Title of Class of Securities)

                                375048-10-5
                   (CUSIP Number of Class of Securities)

                 ------------------------------------------

                           Todd A. Dillmann, Esq.
                      Corporate Counsel and Secretary
                              142 Doty Street
                        Fond du Lac, Wisconsin 54935
                               (414) 921-4100
                   (Name, address and telephone number of
                  person authorized to receive notices and
        communications on behalf of the person(s) filing statement)

                 ------------------------------------------

                              With a Copy to:

                       Charles W. Mulaney, Jr., Esq.
              Skadden, Arps, Slate, Meagher & Flom (Illinois)
                            333 W. Wacker Drive
                          Chicago, Illinois 60606
                               (312) 407-0700




          This Statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on May 8, 1997, as amended (the "Schedule 14D-9"), relating to the offer by DSFA Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Harnischfeger Industries, Inc., a Delaware corporation ("Parent"), to purchase all outstanding shares of common stock, par value $.10 per share (the "Common Stock" or the "Shares"), together with the associated preferred share purchase rights (the "Rights"), of Giddings & Lewis, Inc., a Wisconsin corporation (the "Company"), at a price of $19 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 28, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal") (which, as either may be amended from time to time, together constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase and the Schedule 14D-9.


Item 8.        Additional Information To Be Furnished.

               On May 13, 1997, a derivative and individual action was filed against the Company's directors and the Company as nominal defendant in the United States District Court for the Eastern District of Wisconsin entitled Charles Miller, et al. v. Isles, et al., No. 97-C-0561 (the "Second Federal Action"). The complaint in the Second Federal Action contains six counts and alleges, among other things, that the director defendants breached their fiduciary duties to the public shareholders of the Company by (i) failing to properly consider the HII Offer, (ii) trying to entrench their positions with the Company, and (iii) failing to disclose all material facts to the Company's shareholders in connection with the election of directors at the Annual Meeting. The complaint also alleges that the director defendants violated the Exchange Act and Rule 14a-9 promulgated thereunder by making false or misleading statements or omissions in connection with the Company's Annual Proxy Statement. As relief, the complaint seeks, among other things, (a) a determination that the action be certified as a proper derivative action; (b) a declaration that the director defendants breached their fiduciary du-ties; (c) injunctive relief requiring that the director defendants take all appropriate steps to maximize shareholder value; and (d) damages, costs, and attorneys' fees.

               This summary is qualified by reference to the text of the complaint, a copy of which is filed as Exhibit 16 hereto.

Item 9.        Material To Be Filed As Exhibits.

Exhibit 16 Complaint seeking Declaratory and Injunctive Relief filed in the United States District Court for the Eastern District of Wisconsin on May 13, 1997.



                                 SIGNATURE

          After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   GIDDINGS & LEWIS, INC.


                                   BY: /s/ DOUGLAS E. BARNETT
                                   Name:  Douglas E. Barnett
                                   Title: Vice President and Corporate
                                          Controller


Dated:  May 14, 1997



                               EXHIBIT INDEX

Exhibit No. Description

*Exhibit 1   Excerpts from the Company's Proxy Statement, dated March 21,
             1997, relating to the Company's 1997 Annual Meeting of
             Shareholders
*Exhibit 2   Form of Amended and Restated Key Executive Employment and
             Severance Agreement
*Exhibit 3   Company's Management Stock Purchase Program, as Amended and
             Restated, dated April 30,1 1997
*Exhibit 4   Amendment to Company's 1989 Stock Option Award Agreement,
             dated April 30, 1997
*Exhibit 5   Amendment to Company's 1989 Restricted Stock Award Agreement,
             dated April 30, 1997
*Exhibit 6   Form of Amendment to Company's 1993 Restricted Stock Award
             Agreement, dated April 30, 1997
*Exhibit 7   Text of Letter to Shareholders of the Company, dated May 8,
             1997
*Exhibit 8   Text of Press Release issued by Giddings & Lewis, Inc., dated
             May 8, 1997
*Exhibit 9   Opinion of Credit Suisse First Boston Corporation, dated May
             7, 1997
*Exhibit 10  Complaint seeking Declaratory and Injunctive Relief filed in the United States District Court for the Eastern District of
             Wisconsin on April 25, 1997
*Exhibit 11  Class Action seeking Declaratory and Injunctive Relief filed in the Circuit Court of Milwaukee County, Wisconsin, on May 6,
             1997
*Exhibit 12  Text of Press Release issued by Giddings & Lewis, Inc., dated
             May 8, 1997
*Exhibit 13  Resolutions Authorizing Amendment of the Supplemental
             Executive Retirement Plan, dated April 30, 1997
*Exhibit 14  Text of Press release issued by Giddings & Lewis, Inc., dated
             May 12, 1997
*Exhibit 15  Text of Letter from Marvin L. Isles to Jeffrey T. Grade, dated
             May 12, 1997
 Exhibit 16  Complaint seeking Declaratory and Injunctive Relief filed in the United States District Court for the Eastern District of
             Wisconsin on May 13, 1997


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*     Previously Filed.